                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No.    9    )
                                       ---------

                              Amax Gold Inc.
- ---------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
- ---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 02312010
         --------------------------------------------------------
                              (CUSIP Number)

                              Philip C. Wolf
                          Senior Vice President,
                       General Counsel and Secretary
                       Cyprus Amax Minerals Company
                         9100 East Mineral Circle
                        Englewood, Colorado  80112
                             Denver, CO  80112
                              (303) 643-5000
- --------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              March 20, 1996
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                            Page 1 of 16 pages
CUSIP No.  02312010                                 Page 2 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cyprus Amax Minerals Company                           36-2684040

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00; WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    30,898,519  See Item 5.

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    30,898,519  See Item 5.

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,212,228

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 56.9%, based upon 96,449,978 shares of Common Stock outstanding at March 26, 1996 and giving effect to the issuance of 12,099,213 shares and 751,458 shares of Common Stock as described in Item 4.

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  02312010                                 Page 3 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amax Energy Inc.                                       06-1324916

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,313,709

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 32.5%, based upon 96,449,978 shares of Common Stock outstanding at March 26, 1996.

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  02312010                                 Page 4 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cyprus Amax Coal Company                               36-3081314

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,313,709

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 32.5%, based upon 96,449,978 shares of Common Stock outstanding at March 26, 1996.

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  02312010                                 Page 5 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Amax Coal Company                                      35-6030195

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    31,313,709  See Item 5.

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    31,313,709  See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,313,709

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 32.5%, based upon 96,449,978 shares of Common Stock outstanding at March 26, 1996.

14   TYPE OF REPORTING PERSON*

     CO

          The undersigned hereby amends the following items, exhibits or other portions of its Schedule 13D as set forth below:

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

          Item 4 is further amended by the addition of the following:

          As part of the renegotiations by the Issuer of its $250 million Fort Knox loan agreement, Cyprus Amax agreed to guarantee the loan until economic completion, and the Issuer has agreed not to make additional draws under its $100 million line of credit (the DOCLOC Agreement) with Cyprus Amax without the prior consent of Cyprus Amax. In addition, Cyprus Amax has agreed to provide the Issuer with an additional demand loan facility to fund additional costs at the Fort Knox Project and for general corporate purposes, with such funding to be provided at the discretion of Cyprus Amax. Cyprus Amax has informed the Issuer it intends to make this additional financing available. The Issuer will pay Cyprus Amax the interest differential under the Fort Knox loan agreement resulting from Cyprus Amax' guarantee and a fee of 2.5% based upon the total financings and guarantees made available. The Issuer has agreed to reimburse Cyprus Amax for any payments it makes under the guaranty; any such reimbursement obligation will be payable to Cyprus Amax on demand and will bear interest at LIBOR plus 3.25 percent. All fees, interest and repayments of advances from Cyprus Amax may be paid by the Issuer at the election of Cyprus Amax in cash or, following the approval of the Issuer's stockholders, in shares of the Issuer's Common Stock valued at the average closing price per share for the five day period prior to such election.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          The first, second and fifth paragraphs added by Amendment No. 5 to Schedule 13D to Item 5 are amended and restated in their entirety as follows:

          (a), (b), (d) Amax Coal Company holds 31,313,709 shares of Common Stock of the Issuer, representing approximately 32.5% of the outstanding shares of Common Stock of the Issuer (based on 96,449,978 shares of Common Stock outstanding as of March 26, 1996).

          (a) Cyprus Amax beneficially owns 62,212,228 shares of Common Stock of the Issuer (including the right to acquire 12,099,213 shares under the terms of the DOCLOC Agreement and 751,458 shares under the Stock Issuance Agreement), representing approximately 56.9% of the outstanding shares of Common Stock of Issuer (after giving effect to the issuance of the aforementioned 12,099,213 shares and 751,458 shares to Cyprus Amax and based on the 96,449,978 shares of Common Stock outstanding as of March 26, 1996).

          (b), (d) Cyprus Amax has the sole power to vote and direct the vote, and sole power to dispose or direct the disposition of, an aggregate of 30,898,519 shares, including the 12,099,213 shares of Common Stock which it has the right to acquire pursuant to the DOCLOC Agreement and the 751,458 shares of Common Stock which it has the right to acquire pursuant to the Stock Issuance Agreement.

                          Page 6 of 16 pages
          Item 5 is further amended by the addition of the following:

          (a), (c) To the best of the knowledge of the reporting persons, there have been no transactions in the Common Stock during the past 60 days by Cyprus Amax, Amax Energy Inc., Cyprus Amax Coal Company, or Amax Coal Company, or the persons listed on Schedule I hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          (13) Term Loan Agreement, dated October 31, 1995, between Amax Gold Inc., Fairbanks Mining, Inc., Guanaco Mining Company, Inc., Lassen Gold Mining, Inc., Melba Creek Mining Inc., Nevada Gold Mining, Inc. and a group of banks, filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference; Second Amendment Agreement dated as of March 19, 1996; and Cyprus Amax Guaranty, dated as of March 19, 1996 by Cyprus Amax, in favor of the administrative agent for the group of banks filed as Exhibit 10.7 to the Issuer's Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.

          (14) Credit Agreement, dated as of March 19, 1996, between the Issuer and Cyprus Amax; Guaranty Fee Agreement, dated as of
March 19, 1996, between the Issuer and Cyprus Amax; and Reimbursement Agreement, dated as of March 19, 1996, between the Issuer and Cyprus Amax (incorporated by reference from Exhibit 10.12 to the Issuer's Form 10-K for the year ended December 31, 1995).


                          Page 7 of 16 pages
                               SIGNATURE
                               ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information as set forth in this Amendment is true, complete and correct.


                                   CYPRUS AMAX MINERALS COMPANY


                                   By: DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


                                   AMAX ENERGY INC.


                                   By: DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


                                   CYPRUS AMAX COAL COMPANY


                                   By: DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


                                   AMAX COAL COMPANY


                                   By: DALE E. HUFFMAN
                                      --------------------------------
                                      Name:  Dale E. Huffman
                                      Title:  Assistant Secretary


Dated:  April 23, 1996

                          Page 8 of 16 pages
                              SCHEDULE I

          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
         DIRECTOR AND OFFICER OF CYPRUS AMAX MINERALS COMPANY

Name and
Business Address                                  Principal Occupation                              Citizenship/1/
- ----------------                                  --------------------                              --------------
Milton H. Ward                                    Chairman of the Board,
9100 East Mineral Circle                          Chief Executive Officer
Englewood, Colorado  80112                        and President

Allen Born                                        Chairman and Chief Executive Officer
Alumax Inc.
5655 Peachtree Parkway
Norcross, Georgia  30092-2812

Linda G. Alvarado                                 President and Chief Executive Officer
Alvarado Construction Inc.
1266 Santa Fe Drive
P.O. Box 4366
Denver, Colorado  80204

George S. Ansell                                  President
Colorado School of Mines
1500 Illinois Avenue
Golden, Colorado  80401

William C. Bousquette                             Senior Vice President and Chief
Texaco Inc.                                       Financial Officer
2000 Westchester Avenue
White Plains, New York  10650

Thomas V. Falkie                                  President and Chief Executive Officer
Berwind Natural Resources Corporation
1500 Market Street
3000 Centre Square West
Philadelphia, Pennsylvania  19102

Michael A. Morphy                                 President
MorMarketing
115 W. California Blvd. #403
Pasadena, California  91105

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 9 of 16 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
- ----------------                                  --------------------                              -----------
Rockwell A. Schnabel                              Chairman
Trident Capital, L.P.
11100 Santa Monica Boulevard
Suite 2020
Los Angeles, California  90025

James A. Todd, Jr.                                Retired Chairman and Chief Executive
Birmingham Steel Corporation                      Officer
1000 Urban Center Parkway
Suite 300
Birmingham, Alabama  35242

Billie B. Turner                                  Retired Chairman, President and Chief
IMC Fertilizer Group, Inc.                        Executive Officer
2100 Sanders Road
Northbrook, Illinois  60062

Ann Maynard Gray                                  President
Diversified Publishing Group
Capital Cities/ABC, Inc.
77 West 66th Street
16th Floor
New York, New York  10023

James C. Huntington, Jr.                          Independent Businessman
613 Twin Pine Road
Pittsburgh, Pennsylvania  15215

Theodore M. Solso                                 President and Chief Operating Officer
Cummins Engine Company, Inc.
500 Jackson Street
Columbia, Indiana  47201

John Hoyt Stookey                                 Chairman
Suburban Propane Partners
c/o Landmark Volunteers
7498 Main Street
Box 455
Sheffield, Massachusetts  01257

Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer
Englewood, Colorado  80112-3299

Garold R. Spindler                                Senior Vice President, Coal
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Jeffrey G. Clevenger                              Senior Vice President, Copper
1501 W. Fountainhead Pkwy., Suite 290
Tempe, Arizona  85282

                          Page 10 of 16 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
- ----------------                                  --------------------                              -----------
David H. Watkins                                  Senior Vice President, Exploration
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary
Englewood, Colorado  80112-3299

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer
Englewood, Colorado  80112-3299

John Taraba                                       Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                                  Director, Finance and Assistant
9100 East Mineral Circle                          Treasurer
Englewood, Colorado  80112-3299

J. David Flemming                                 Director, Tax
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Robin J. Hickson                                  Vice President, Engineering and
1501 W. Fountainhead Pkwy, Suite 290              Development
Tempe, Arizona  85282

Dale E. Huffman                                   Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

                          Page 11 of 16 pages
          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
           DIRECTOR AND OFFICER OF CYPRUS AMAX COAL COMPANY


Name and
Business Address                                  Principal Occupation                              Citizenship/1/
- ----------------                                  --------------------                              --------------
Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer of Cyprus Amax
Englewood, Colorado  80112-3299                   Minerals Company

Garold R. Spindler                                Senior Vice President, Coal of Cyprus
9100 East Mineral Circle                          Amax Minerals Company
Englewood, Colorado  80112-3299

W. Mark Hart                                      Senior Vice President, Eastern
9100 East Mineral Circle                          Operations
Englewood, Colorado  80112-3299

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299                   Amax Minerals Company

Randall J. Scott                                  Senior Vice President, Western
9100 East Mineral Circle                          Operations
Englewood, Colorado  80112-3299

Nicholas P. Moros                                 Senior Vice President, Sales and
9100 East Mineral Circle                          Marketing
Englewood, Colorado  80112-3299

Chris L. Crowl                                    Vice President
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Francis J. Kane                                   Vice President, Investor Relations
9100 East Mineral Circle                          and Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

Frank J. Wood                                     Vice President and Controller
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Farokh S. Hakimi                                  Director, Finance and Assistant
9100 East Mineral Circle                          Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 12 of 16 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
- ----------------                                  --------------------                              -----------
J. David Flemming                                 Director, Tax of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

Morris W. Kegley                                  Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Dale E. Huffman                                   Attorney and Assistant Secretary,
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                                    Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Richard D. Mills                                  Senior Vice President, Development
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

Charles E. Zabrosky                               Vice President, Allied Resources
RD #3, Box 184
Waynesburg, Pennsylvania  15370

Vincent J. Calarco, Jr.                           Vice President, International Business
9100 E. Mineral Circle                            Development
Englewood, Colorado  80112-3299

Susan E. Chetlin                                  Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Sharon J. Fetherhuff                              Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

                          Page 13 of 16 pages
          NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF EACH
               DIRECTOR AND OFFICER OF AMAX COAL COMPANY

Name and
Business Address                                  Principal Occupation                              Citizenship/1/
- ----------------                                  --------------------                              --------------
Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer of Cyprus Amax
Englewood, Colorado  80112-3299                   Minerals Company

Garold R. Spindler                                Senior Vice President, Coal of Cyprus
9100 East Mineral Circle                          Amax Minerals Company
Englewood, Colorado  80112-3299

W. Mark Hart                                      Senior Vice President, Eastern
9100 East Mineral Circle                          Operations of Cyprus Amax Coal
Englewood, Colorado  80112-3299                   Company

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299                   Amax Minerals Company

Nicholas P. Moros                                 Senior Vice President, Sales and
9100 East Mineral Circle                          Marketing of Cyprus Amax Coal
Englewood, Colorado  80112-3299                   Company

Donald J. Drabant                                 Vice President, Eastern Sales and
400 Techne Center Drive, Suite 320                Marketing of Cyprus Amax Coal Sales
Milford, Ohio  45150                              Corporation

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

Frank J. Wood                                     Vice President and Controller of
9100 East Mineral Circle                          Cyprus Amax Coal Company
Englewood, Colorado  80112-3299

Farokh S. Hakimi                                  Director, Finance and Assistant
9100 East Mineral Circle                          Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

J. David Flemming                                 Director, Tax of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 14 of 16 pages

Name and
Business Address                                  Principal Occupation                              Citizenship
- ----------------                                  --------------------                              -----------
Morris W. Kegley                                  Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Dale E. Huffman                                   Attorney and Assistant Secretary,
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Greg A. Walker                                    Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

George E. Vajda                                   Vice President
9100 East Mineral Circle
Englewood, Colorado  80112-3299

Arthur T. Palm                                    Vice President and General Manager
P.O. Box 144
Keensburg, Illinois  62852

Jerry R. Kempf                                    Vice President and General Manager
11498 Bloomington Road
Bragil, Illinois  47834

Susan E. Chetlin                                  Attorney, Cyprus Amax Minerals
9100 E. Mineral Circle                            Company
Englewood, Colorado  80112-3299

Sharon J. Fetherhuff                               Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

                          Page 15 of 16 pages
             NAME, PRINCIPAL OCCUPATION AND CITIZENSHIP OF
             EACH DIRECTOR AND OFFICER OF AMAX ENERGY INC.


Name and
Business Address                                  Principal Occupation                              Citizenship/1/
- ----------------                                  --------------------                              --------------
Gerald J. Malys                                   Senior Vice President and Chief
9100 East Mineral Circle                          Financial Officer of
Englewood, Colorado  80112-3299                   Cyprus Amax Minerals Company

Philip C. Wolf                                    Senior Vice President, General
9100 East Mineral Circle                          Counsel and Secretary of Cyprus
Englewood, Colorado  80112-3299                   Amax Minerals Company

Francis J. Kane                                   Vice President, Investor Relations and
9100 East Mineral Circle                          Treasurer of Cyprus Amax Minerals
Englewood, Colorado  80112-3299                   Company

John Taraba                                       Vice President and Controller of
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

J. David Flemming                                 Director, Tax of Cyprus Amax
9100 East Mineral Circle                          Minerals Company
Englewood, Colorado  80112-3299

Dale E. Huffman                                   Attorney and Assistant Secretary,
9100 East Mineral Circle                          Cyprus Amax Minerals Company
Englewood, Colorado  80112-3299

Sharon J Fetherhuff                               Assistant Secretary
9100 E. Mineral Circle
Englewood, Colorado  80112-3299

____________________

/1/  Except as otherwise noted, each of the persons included in this
Schedule is a U.S. citizen.

                          Page 16 of 16 pages